
                                                                                                               EXHIBIT (12)
                               SPRINT CORPORATION
                             COMPUTATION OF RATIO OF
                            EARNINGS TO FIXED CHARGES
                                  (In Millions)

                                                      1995         1994         1993          1992         1991
-------------------------------------------------------------------------------------------------------------------

Earnings
    Income from continuing operations            $      946.1 $      899.2 $      517.1 $      550.6  $     530.8
    Capitalized interest                                (57.0)        (7.5)        (7.3)       (10.4)       (14.2)
    Income tax provision                                534.3        488.7        296.0        292.1        257.2
-------------------------------------------------------------------------------------------------------------------

Subtotal                                              1,423.4      1,380.4        805.8        832.3        773.8
                                                 ------------------------------------------------------------------

Fixed charges
    Interest charges                                    317.7        308.2        374.3        434.8        461.8
    Interest factor of operating rents                  120.1        111.5        117.4        113.2        102.7
    Pre-tax cost of preferred stock
    dividends of subsidiaries                             0.7          0.9          1.6          2.1          2.4
-------------------------------------------------------------------------------------------------------------------

Total fixed charges                                     438.5        420.6        493.3        550.1        566.9
                                                 ------------------------------------------------------------------

Earnings, as adjusted                            $    1,861.9 $    1,801.0 $    1,299.1 $    1,382.4  $   1,340.7
                                                 ------------------------------------------------------------------

Ratio of earnings to fixed charges                      4.25 (1)     4.28         2.63 (2)     2.51         2.36
                                                 ------------------------------------------------------------------


(1) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring restructuring costs of $88 million recorded in 1995. In the absence of these nonrecurring costs, the ratio of earnings to fixed charges would have been 4.45 for 1995.

(2) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $293 million recorded in 1993. In the absence of these nonrecurring costs, the ratios of earnings to fixed charges would have been 3.23 for 1993.

NOTE : The above ratios have been computed by dividing fixed charges into the sum of (a) income from continuing operations less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest component of operating rents and the pre-tax cost of preferred stock dividends of subsidiaries.